UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File No. 001-32500

TRX GOLD Corporation

(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 403

Oakville, Ontario Canada L6J 1H9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Explanatory Note

TRX Gold Corp. (the “Company”) is filing this Form 6-K to provide its financial information for the three and nine months ended May 31, 2025 and 2024, and to incorporate such financial information into the Company’s registration statements referenced below.

Exhibits 99.1 and 99.2 attached hereto are hereby incorporated by reference into the Company’s Registration Statements on Form F-10 (Registration Statement File Number 333-283907), Form F-3 (Registration Statement File Numbers 333-252876 and 333-255526) and on Form S-8 (Registration Statement File Number 333-234078) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed.

Press Release

A news release announcing the Company’s Third Quarter 2025 Results is attached as Exhibit 99.3. The news release referred to in this report and attached as an exhibit hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any filings made by the Company under the Securities Act, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Exhibits

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Unaudited financial statements for the three and nine months ended May 31, 2025 and 2024
99.2	Management’s Discussion & Analysis for the three and nine months ended May 31, 2025 and 2024
99.3	News Release - TRX Gold Reports Third Quarter 2025 Results
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104.	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRX Gold Corporation
(Registrant)

	By:	/s/ Michael P. Leonard
Michael P. Leonard,
Chief Financial Officer
Date: July 14, 2025